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                             October 31, 2022

       Kelly Steckelberg
       Chief Financial Officer
       Zoom Video Communications, Inc.
       55 Almaden Boulevard
       6th Floor
       San Jose, CA 95113

                                                        Re: Zoom Video
Communications, Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 31, 2022
                                                            Filed March 7, 2022
                                                            Form 10-Q for the
Quarterly Period Ended July 31, 2022
                                                            Filed August 24,
2022
                                                            File No. 001-38865

       Dear Kelly Steckelberg:

              We have reviewed your October 19, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our September
       28, 2022 letter.

       Form 10-Q for the Quarterly Period Ended July 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Business Metrics, page 27

   1. We note from your response to prior comment 5 that you refer to those customers that are not Enterprise
customers as Online customers and you use similar references in your earnings call
transcripts. Please revise future filings to include a discussion of this customer base and
explain how you define an "Online customer." You also state that you do not have visibility
into whether a single individual signs up for multiple Zoom
                                                        accounts under
different e-mail addresses and therefore, you do not intend to disclose the
 Kelly Steckelberg
Zoom Video Communications, Inc.
October 31, 2022
Page 2
      number of Online customers. Please explain why you cannot disclose the number of
      Online subscriptions with an explanation that certain accounts may be held by the same individual.
2.    We also not that you intend to disclose average monthly recurring revenue
(MRR)
      attrition rates for your Online customers. Please tell us what this rate represents and how it is calculated. Also tell us the percentage of Online customer revenue from monthly, annual or multi-year subscriptions and explain how each is factored into the attrition rate you intend to disclose.
Non-GAAP Financial Measures
Free Cash Flow and Adjusted Free Cash Flow, page 47

3. You state in your response to prior comment 4 that your presentation of adjusted free cash flow does not violate the prohibitions in Item 10(e)(1)(ii)(A) of Regulation S-K.
      However, this guidance specifically indicates that the exclusion of charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, cannot be excluded from non-GAAP liquidity measures other than EBIT and EBITDA. As such, please revise to remove this adjustment.
       You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions.



                                                            Sincerely,
FirstName LastNameKelly Steckelberg
                                                            Division of
Corporation Finance
Comapany NameZoom Video Communications, Inc.
                                                            Office of
Technology
October 31, 2022 Page 2
cc:       Jon Avina
FirstName LastName